Exhibit (4) (a)

[Annuitant - - John Doe]

[Annuitant - -Jane Doe]

[Policy Number - - 00 000 000]

New York Life Insurance and Annuity Corporation (NYLIAC) (A Delaware Corporation)

Home Office: [200 Continental Drive, Suite 306, Newark, DE 19713]

President                                                                                      Secretary

Read this Policy carefully. It is a legal contract between the Owner(s) and NYLIAC.

This Policy will not become effective unless it is issued while the Owner(s) and Annuitant(s) are living.

The Policy Date is shown on the Policy Data Page.

RIGHT TO RETURN POLICY Please examine this Policy. Within ten (10) days (thirty (30) days if this is a replacement Policy) after delivery, you can return this Policy to NYLIAC or to the agent/registered representative through whom it was purchased, with a written request for a cancellation. Upon our receipt of this request, this Policywillbe void from the start andwe will promptly cancel this Policy and refund this Policy’s Accumulation Value. The amount refunded to you may be more or less than the Premium Payment(s).

Questions or Concerns about the Policy

E- mail us via our website [www.newyorklifeannuities.com] or call us at [1-800-762-6212]. For questions submitted by mail, please use one of the addresses indicated on the Policy Data Page.

[INSERT MARKETING NAME]

An Individual Modified Single Premium Deferred Variable Annuity [With A Guaranteed Minimum Accumulation Benefit] [And A Guaranteed Minimum Death Benefit ]

NYLIAC will pay the benefits of this Individual Modified Single Premium Deferred Variable Annuity (the “Policy”) in accordance with its provisions.

INCOME PAYMENTS On the Annuity Commencement Date, we will provide periodic fixed Income Payments, as described in the Income Payments section.

DEATH BENEFIT We will pay any death benefit proceeds to the Beneficiary upon our receipt of claim information and Proof of Death for you, or the Annuitant, as applicable.

SURRENDER CHARGES We may waive Surrender Charges as described in this Policy and in any applicable riders attached to this Policy.

THE POLICY VALUES AND BENEFITS PROVIDED BY THIS POLICY, WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT, ARE VARIABLE AND MAY INCREASE OR DECREASE AND ARE NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT.

This Policy is non-participating. Therefore, no dividends are payable.

ICC18V-P05	SPECIMEN	1

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

POLICY DATA PAGE

To contact the insurance department in the state in which this Policy is issued, you may call: [(XXX) XXX-XXXX]

Annuitant(s):	[John Doe] [Jane Doe]	AGE: [50] [MALE] AGE: [50] [FEMALE]
Policy Number:	[00 000 000]
Policy Date:	[January 1, 2017]
Owner(s):	[John Doe] [Jane Doe]	AGE: [50] [MALE] AGE: [50] [FEMALE]

Policy Type:	[Non-Qualified]

Annuity Commencement Date:		[January 1, 2037]

Premium Payment:		[$25,000.00]
(or the portion of Premium Payment received on the Policy Date)

Minimum Premium Payment:		[$25,000.00]

The Separate Account: Investment Division:		NYLIAC Variable Annuity Separate Account III [FUND NAME]

Fees and Charges

Surrender Charges:

a)	Surrender Charge Schedule

Policy Year	Percentage	Policy Year		Percentage

1	7%	5		4%
2	7%	6		3%
3	6%	7		2%
4	5%	8	+	0%

b)	Annual Surrender Charge Free Amount(s)

The amount withdrawn or surrendered that is free of Surrender Charges each Policy Year is the greater of:

A) [ten percent (10%)] of the Accumulation Value at the beginning of the Policy Year ( [ten percent (10%)] of the Premium Payment(s) if the withdrawal is made in the first Policy Year), less any prior Partial Withdrawals made during the Policy Year that were free of Surrender Charges; and

B)  [ten percent (10%)] of the current Accumulation Value, less any prior Partial Withdrawals made during the Policy Year that were free of Surrender Charges: and

C)  That portion of the Accumulation Value at the time of the withdrawal that exceeds the Premium Payment(s).

The withdrawal or surrender amounts available free of Surrender Charges are not cumulative. Any eligible amount in a Policy Year that is not taken may not be carried over and be available in a later Policy Year.

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Separate Account Mortality and Expense Risk and Administrative Costs Charge:

[During the Surrender Charge period: A charge equal on an annual basis to [1.20%] of the daily average of the Accumulation Value, deducted from the Accumulation Value.

Following the expiration of the Surrender Charge period: A charge equal on an annual basis to [1.00%] of the daily average of the Accumulation Value, deducted from the Accumulation Value.]

Withdrawals

Minimum Partial Withdrawal Amount:	[$500]

Minimum Accumulation Value after a Partial Withdrawal:	[$2,000]

[Transfers

There is only one Investment Division, therefore transfer procedures and restrictions are not applicable.

[Riders and Endorsements

Guaranteed Minimum Accumulation Benefit Rider

Please see attached rider(s) to this Policy for details. ]

[Submitting written inquiries to us about your Policy:

You may contact us at our service center address specified below or any alternate address we provide. Please include your Policy number, your full name and your current address.]

[ Express Mail

New York Life Service Center c/o BNY Mellon

4400 Computer Drive

Westborough, MA 01581

Regular Mail

New York Life Service Center

PO Box 9859

Providence, RI 02940 ]

ICC18V-P05	SPECIMEN	3

Table of Contents

DEFINITION OF TERMS		6
SECTION ONE – GENERAL PROVISIONS		8
1.1	Entire Contract	8
1.2	Information You Provided For This Policy	8
1.3	Contestable Period	8
1.4	Misstatement Of Age Or Sex	8
1.5	Assignment (Non-Qualified Policies Only)	8
1.6	Protection Against Creditors	8
1.7	Conformity With Law	8
1.8	Policy Termination	9
1.9	Report To Owner	9
SECTION TWO – OWNER AND ANNUITANT		9
2.1	Owner And Annuitant	9
2.2	Rights Of Ownership	9
2.3	Change Of Ownership (Non-Qualified Policies Only)	9
2.4	Change Of Annuitant	9
SECTION THREE – PREMIUM PAYMENTS		10
3.1	Receipt of Premium Payment	10
3.2	Allocation of Premium Payment	10
SECTION FOUR – ACCUMULATION VALUE		10
4.1 Calculation Of The Accumulation Value		10
SECTION FIVE – SEPARATE ACCOUNT		10
5.1	The Separate Account	10
5.2	Investment Of The Separate Account Assets	10
5.3	Valuation Of The Separate Account Assets	10
5.4	Our Rights And The Separate Account	11
5.5	Change In The Objective Of A Fund	11
5.6	Accumulation Units	11
5.7	Determination Of Accumulation Unit Value	11
5.8	Suspension Or Postponement Of Payments Or Transfers From The Separate Account	12
SECTION SIX – TRANSFERS		12
6.1 Allowable Transfers		12
SECTION SEVEN – WITHDRAWALS		12
7.1	Surrender Of This Policy	12
7.2	Partial Wthdrawals	12
7.3	Partial Withdrawal Or Surrender Payment	12
SECTION EIGHT – CHARGES AND DEDUCTIONS		12
8.1	Fees And Charges	12
8.2	Surrender Charges	13
8.3	Waiver Of Surrender Charges	13
8.4	State Premium Taxes	13
SECTION NINE – DEATH BENEFITS		13
9.1	Death Of Annuitant Before The Annuity Commencement Date	13
9.2	Death Of Owner Before The Annuity Commencement Date	14
9.3	Payment Of The Death Benefit Prior To The Annuity Commencement Date	14
9.4	If No Beneficiary Survives You Or, If Applicable, The Annuitant, Prior To The Annuity Commencement Date	15
9.5	Death Of Annuitant or Owner After The Annuity Commencement Date	15
9.6	If No Beneficiary Survives The Annuitant After The Annuity Commencement Date	15
9.7	Death Of A Beneficiary Who Is Receiving Income Payments	16
SECTION TEN – BENEFICIARY PROVISIONS		16
10.2	Spousal Continuance	16
10.3	Changing A Beneficiary	16
SECTION ELEVEN – INCOME PAYMENTS		17

ICC18V-P05	SPECIMEN	4

APPENDICES	18
RIDERS AND ENDORSEMENTS

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DEFINITION OF TERMS

These terms are capitalized when used throughout this Policy. ACCUMULATION UNIT: An accounting unit we use to calculate the Accumulation Value.

ACCUMULATION VALUE: The sum of the current Accumulation Unit’s value for each of the Investment Divisions multiplied by the number of Accumulation Units held in the respective Investment Divisions.

AGE: An individual’s attained age at his or her last birthday.

ANNUITANT: The individual(s) whose life or lives will determine the Income Payments.

ANNUITY COMMENCEMENT DATE: The date on which Income Payments under this Policy are scheduled to begin. This date may not be earlier than the first Policy Anniversary.

BENEFICIARY: The individual(s) or entity(ies) having the right to receive the death benefit as set forth in this Policy and who is/are the designated Beneficiary(ies) for purposes of Section 72 of the Internal Revenue Code of 1986, as amended.

BUSINESS DAY: Any day on which the New York Stock Exchange (NYSE) is open for trading. Our Business Day ends at 4:00 p.m. Eastern Standard Time or the close of regular trading on the NYSE, if earlier.

DEATH BENEFIT STEP-UP VALUE: Provided that the Accumulation Value is greater than the Return of Premium Death Benefit on the seventh (7th) Policy Anniversary, a Death Benefit Step-Up Value will apply, which is the Accumulation Value on that Policy Anniversary.

Any amounts withdrawn from the Policy following the seventh (7th) Policy Anniversary will proportionally reduce the Death Benefit Step-Up Value as of the date of the withdrawal. We will determine the amount deducted for these withdrawals by dividing the amount withdrawn (including any applicable Surrender Charges) by the Accumulation Value immediately preceding the withdrawal, multiplied by the Death Benefit Step-Up Value immediately preceding the withdrawal.

ELIGIBLE PORTFOLIOS: The individual portfolios of a Fund that are available for investment through the Investment Divisions of the Separate Account.

FUND: Any open-end management investment company registered under the Investment Company Act of 1940 that offers Eligible Portfolios.

GENERAL ACCOUNT: Includes all of NYLIAC’s assets except those assets specifically allocated to the Separate Account. NYLIAC’s General Account assets support all of its liabilities except Separate Account liabilities. NYLIAC invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts. General Account assets are subject to the claims of our general creditors.

INCOME PAYMENTS: Periodic fixed payment amounts NYLIAC makes to the Payee on or after the Annuity Commencement Date.

INVESTMENT DIVISION: The variable investment options available with this Policy. Each Investment Division, a division of the Separate Account, invests exclusively in shares of a specified Eligible Portfolio.

NYLIAC (“we, our, us”): New York Life Insurance and Annuity Corporation, which is a wholly owned Delaware subsidiary of New York Life Insurance Company.

NON-QUALIFIED POLICY: A policy that is not issued in connection with a Qualified Plan.

OWNER (“you,” “your”): The individual(s) or entity(ies) designated as the Owner of this Policy, as shown on the Policy Data Page, or as subsequently changed. If NYLIAC issues a jointly owned Policy, ownership rights and privileges under this Policy must be exercised jointly.

PARTIAL WITHDRAWAL: Any part of the Accumulation Value paid to you, at your request, in accordance with the terms of this Policy.

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PAYEE: The designated recipient(s) of the Income Payments under this Policy and any income provided under any riders or endorsements attached to this Policy. The Owner of this Policy is the Payee, unless you designate, and we agree to, a different Payee.

POLICY ANNIVERSARY: An anniversary of the Policy Date shown on the Policy Data Page.

POLICY DATA PAGE: Page 2 of this Policy, containing the Policy specifications.

POLICY DATE: The date this Policy is effective and from which Policy Years, Policy quarters, Policy months and Policy Anniversaries are measured. It is shown on the Policy Data Page.

POLICY YEAR: A year starting on the Policy Date shown on the Policy Data Page. Subsequent Policy Years begin on each Policy Anniversary.

PREMIUM PAYMENT: Amount(s) paid to NYLIAC as consideration for the benefits provided by this Policy.

PROOF OF DEATH: Evidence that death has occurred, including at least one of the following: a certified copy of the death certificate, an attending physician’s statement, a finding from a court of competent jurisdiction, confirmation of information we obtain from the Social Security Death Master File, or any other proof that is acceptable to us.

QUALIFIED PLAN: A retirement plan intended to qualify for special federal income tax treatment under Section 408 and 408A of the Internal Revenue Code of 1986, as amended.

QUALIFIED POLICY: A policy that is issued in connection with a Qualified Plan.

REQUIRED MINIMUM DISTRIBUTION (RMD): The minimum amount that the Internal Revenue Service requires the owners of certain Qualified Policies to withdraw each year, generally beginning no later than April 1 of the calendar year following the calendar year in which the owner attains age 70 1⁄2.

RETURN OF PREMIUM DEATH BENEFIT: The total dollar amount of Premium Payment(s) made under this Policy reduced by any Return of Premium Death Benefit Proportional Withdrawals.

RETURN OF PREMIUM DEATH BENEFIT PROPORTIONAL WITHDRAWAL: An amount equal to the amount withdrawn from this Policy (including any amount withdrawn that may include a Surrender Charge), divided by this Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Return of Premium Death Benefit immediately preceding the withdrawal.

SEPARATE ACCOUNT: A segregated asset account of NYLIAC, as shown on the Policy Data Page, established to receive and invest Premium Payment(s) made under this Policy. The Separate Account’s Investment Divisions, in turn, purchase shares of Eligible Portfolios.

SPOUSAL: Of or pertaining to a Spouse.

SPOUSE: An individual with whom the Owner has entered into a legal marriage, as recognized by federal tax law.

SURRENDER CHARGE: An amount NYLIAC may charge when you make a Partial Withdrawal of the Accumulation Value or surrender this Policy for its Accumulation Value during the Surrender Charge period shown under the Surrender Charge Schedule on the Policy Data Page.

VALUATION PERIOD: The period from the close of the immediately preceding Business Day to the close of the current Business Day.

ICC18V-P05	SPECIMEN	7

SECTION ONE – GENERAL PROVISIONS

1.1 Entire Contract

The entire contract consists of this Policy, any attached riders, endorsements, or amendments, and a copy of the application, if attached. Only our Chairman, President, Secretary, or one of our Executive Officers may change this contract, and then only in writing. No change will be made in the contract unless you agree. No agent/registered representative is authorized to change this contract or waive any provisions of this contract.

1.2 Information You Provided For This Policy

In issuing this Policy, we have relied on the information you provided. If you signed an application, such information includes statements made in the application. In the absence of fraud, all such statements are deemed to be representations and not warranties. We assume these statements are true and complete to the best of the knowledge and belief of those who made them. No such statement will be used by us to contest this Policy unless that statement is a material misrepresentation.

1.3 Contestable Period

We will not contest this Policy if, while you are alive, this Policy has been in force for two (2) or more years from the Policy Date. If no application was signed, this Policy will not be contested on the basis of any information that would generally be contained in an application.

1.4 Misstatement Of Age Or Sex

If a date on the Policy Data Page is based on an Age that is not correct, we may change the date to reflect the correct Age, and we will promptly notify you of this change. If the Age or sex of an Annuitant is not correct as stated, any amount payable under this Policy will be adjusted to the amount that the Premium Payment(s) made would have purchased at the correct Age and sex. If Income Payments were made based on the incorrect Age or sex, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest at one percent (1.00%) per year, credited or charged as applicable, from the date of the incorrect payment to the date the adjustment is made.

1.5 Assignment (Non-Qualified Policies Only)

During your lifetime, you may assign your interest in this Policy. If you do this, your interest, and the interest of any revocable Beneficiary, is subject to that of the assignee. As Owner, you retain any rights of ownership that have not been assigned.

You must provide us with a copy of any assignment of this Policy. We will not be responsible for the validity of any assignment. Any assignment, unless otherwise specified in the assignment by you, shall take effect as of the date you sign the assignment, subject to any payment we make or other action we took before we received the assignment.

An assignee may exercise those rights assigned to that assignee. Any amount payable to the assignee will be paid in a single sum.

An assignment may have adverse tax consequences to you. Please consult with your tax advisor.

1.6 Protection Against Creditors

Except as stated in Section 1.5, payments we make under this Policy are, to the extent the law permits, exempt from the claims, attachments, or levies of any creditors.

1.7 Conformity With Law

This Policy is approved under the authority of the Interstate Insurance Product Regulation Commission (IIPRC) and issued under the IIPRC standards. Any provision of this Policy that on the provision’s effective date, is in conflict with IIPRC standards for this product type, is hereby amended to conform to the IIPRC standards for this product type as of the provision’s effective date. This Policy is subject to all laws that apply.

Any values and death benefits that may be available under this Policy are not less than the minimum benefits required by Section 7B of the Model Variable Annuity Regulation, model #250

ICC18V-P05	SPECIMEN	8

1.8 Policy Termination

If as a result of Partial Withdrawals (together with applicable Surrender Charges) or other withdrawals made under a rider attached to this Policy, the Accumulation Value would provide Income Payments of less than $20 a month on the Annuity Commencement Date, we have the right to terminate this Policy and pay you the Accumulation Value in a single sum. This termination does not eliminate any ongoing obligations we may have under any rider that is attached to this Policy.

1.9 Report To Owner

At least once each Policy Year, and within sixty (60) days of the end of the reporting period, NYLIAC will provide a report on the status of this Policy. The report will provide you with the beginning and ending dates of the current reporting period and this Policy’s Accumulation Value on those dates. The Accumulation Value will reflect any Premium Payment(s), interest credited, expense charges, rider charges, transfers, Partial Withdrawals, and Surrender Charges applied during the reporting period. The report will also include the cash surrender value, death benefit, and, if applicable, outstanding loans. It will also give the Owner any other facts required by state law or regulation. We will not charge a fee for the first report provided during any Policy Year. However, we may charge a reasonable fee, not to exceed $30, for additional reports provided on request. NYLIAC will mail the report to your last known address.

SECTION TWO – OWNER AND ANNUITANT

2.1 Owner And Annuitant

Unless you designate otherwise, or if the Owner is not a natural person, the Owner and the Annuitant are the same individual.

2.2 Rights Of Ownership

The Owner’s rights include, but are not limited to, the right to change a revocable Beneficiary, receive Income Payments, change the Annuity Commencement Date, and designate a Payee other than you, the Owner. For Non-Qualified Policies only, you also have the right to name a new Owner or assign your interest in this Policy. You cannot lose these rights. If this Policy is jointly owned, these rights must be exercised jointly. To exercise these rights, you do not need the consent of an Annuitant or any revocable Beneficiary. An Owner’s rights of ownership end at his or her death.

2.3 Change Of Ownership (Non-Qualified Policies Only)

If this Policy is issued as a Non-Qualified Policy, you may change the Owner from yourself to a new Owner by providing us with a notice you sign that gives us the facts we need. This change, unless otherwise specified by you, will take effect as of the date you signed the notice, subject to any payment we made or action we took before we received the notice. When this change takes effect, all rights of ownership in this Policy will pass to the new Owner. Changing the Owner of this Policy does not change an Annuitant or any Beneficiary.

If the Owner of the Policy is changed, this Policy will end upon the death of either an Annuitant or an Owner prior to the Annuity Commencement Date. We will pay any applicable death benefit according to Section 9.3. Spousal continuance is not available after a change of ownership.

If the new Owner is a grantor trust for federal income tax purposes and all of the grantors are natural persons, upon the death of any grantor prior to the Annuity Commencement Date, the grantor’s death will be treated as the death of a living Owner and any applicable death benefit will be paid according to Section 9.3.

A change of ownership may have adverse tax consequences to you. Please consult with your tax advisor. A change of ownership may also adversely affect certain Policy benefits, features, riders, and endorsements.

If you designate another individual as Owner, that person must not have been older than the maximum issue age on the Policy Date.

2.4 Change Of Annuitant

You may not change the Annuitant except under conditions described in Sections 9.1 and 10.2.

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SECTION THREE – PREMIUM PAYMENTS

3.1 Receipt of Premium Payment

If we receive all the information we require to issue this Policy, we will credit the Premium Payment to this Policy within two Business Days after receipt. The date we credit the Premium Payment is the Policy Date shown on the Policy Data Page. Additional Premium Payments are not allowed, however, additional monies will be accepted after the Policy Date if the total Premium Payment, as stated on the application, consists of portions received from different sources in connection with transactions such as exchanged contracts and brokerage accounts. In this case, we may receive portions of the Premium Payment on different days, we will credit the initial portion of the Premium Payment within two Business Days after receipt, and the date we credit the initial portion of the Premium Payment is the Policy Date shown on the Policy Data Page. We will credit any additional portion(s) to this Policy on the Business Day received. We may refuse to accept, in a uniform and nondiscriminatory manner, any portion(s) of the Premium Payment we do not receive within 90 calendar days of the Policy Date. We may revoke the Policy, in a uniform and nondiscriminatory manner, if proceeds from different sources do not equal in the aggregate the Minimum Premium Payment shown on the Policy Data Page. If the Policy is revoked, we will return the Accumulation Value without applying a Surrender Charge. We reserve the right to reject, in a uniform and nondiscriminatory manner, any Premium Payment or portion(s) of Premium Payment not conforming to the requirements shown in this Policy or not complying with any state or federal regulatory requirements.

3.2 Allocation of Premium Payment

We will apply the Premium Payment to the Investment Division(s) shown on the Policy Data Page. If we make more than one Investment Division available, the Premium Payment will be applied according to your instructions and we reserve the right to limit the amount of the Premium Payment that you may allocate to any one Investment Division. We will apply this limitation in a uniform and non-discriminatory manner. We will notify you prior to applying and when removing this limitation.

SECTION FOUR – ACCUMULATION VALUE

4.1 Calculation Of The Accumulation Value

On any day on or before the Annuity Commencement Date, the Accumulation Value of this Policy is equal to the sum of the current Accumulation Unit’s value for each of the Investment Divisions multiplied by the number of Accumulation Units held in the respective Investment Divisions. Upon your request, we will inform you of the Accumulation Value for this Policy.

SECTION FIVE – SEPARATE ACCOUNT

5.1 The Separate Account

We have established and maintained the Separate Account under the laws of the State of Delaware. Any realized or unrealized income, net gains, and losses from the assets of the Separate Account are credited or charged to it without regard to our other income, gains, and losses.

The assets in the Separate Account are our property. The Separate Account assets equal the reserves and other Policy liabilities of the Separate Account. Those assets will not be chargeable with liabilities arising out of any other business we conduct. We reserve the right, when not prohibited by the laws of the state in which this Policy is issued, to transfer assets of an Investment Division, in excess of the reserves and other Policy liabilities with respect to that Investment Division, to another Investment Division or to our General Account.

5.2 Investment Of The Separate Account Assets

The Separate Account invests its assets in shares of the Eligible Portfolios of the Fund. Fund shares are purchased, redeemed, and valued on behalf of the Separate Account. The Separate Account is divided into Investment Divisions. We reserve the right to add or remove any Investment Division of the Separate Account.

We will apply your Premium Payment(s) that are allocated or transferred to the Investment Divisions to purchase Accumulation Units in those Investment Divisions.

5.3 Valuation Of The Separate Account Assets

We will determine the value of the assets in the Separate Account on each Business Day. The assets of the Separate Account will be valued at fair market value, as determined in accordance with a method of valuation that we establish in good faith.

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5.4 Our Rights And The Separate Account

We reserve the right, when not prohibited by the laws of the state in which this Policy is issued, to transfer assets of the Separate Account that we determine to be associated with the class of policies to which this Policy belongs to another Separate Account. If we make this type of transfer, the term “Separate Account” as used in this Policy, will then mean the Separate Account to which we transferred the assets.

We also reserve the right, when not prohibited by the laws of the state in which this Policy is issued, to:

a)	manage the Separate Account under the direction of a committee at any time;

b)	de-register the Separate Account under the Investment Company Act of 1940;

c)	combine the Separate Account with one or more other Separate Accounts; and

d)	restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Separate Account as permitted by law.

5.5 Change In The Objective Of A Fund

When required by law or regulation, we may change an objective of a Fund. We will not change the objective of a Fund unless the appropriate insurance official of the State of Delaware approved the change or it was deemed approved in accordance with such law or regulation. If so required, we will file a request for approval with the insurance official of the state or the district in which this Policy is issued.

5.6 Accumulation Units

We credit to this Policy that portion of the Premium Payment(s) allocated or transferred to a designated Investment Division of the Separate Account in the form of Accumulation Units. We determine the number of Accumulation Units credited to this Policy by dividing the amount allocated or transferred to each Investment Division by the Accumulation Unit value for that Investment Division for the Valuation Period during which we receive the Premium Payment or transfer request and all required documentation.

We deduct from this Policy that portion of each Partial Withdrawal, Surrender Charge, other applicable fees and charges, if any, or transfer made from a designated Investment Division of the Separate Account from this Policy in the form of Accumulation Units. We determine the number of Accumulation Units to be deducted by dividing the amount withdrawn or transferred from each Investment Division by the Accumulation Units’ value for that Investment Division for the Valuation Period.

The value of an Accumulation Unit will vary in accordance with the investment experience of the Eligible Portfolios in which the Investment Divisions invest. The number of Accumulation Units in a Policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit.

5.7 Determination Of Accumulation Unit Value

We determine the value of an Accumulation Unit on any Business Day by multiplying the value of that unit on the immediately preceding Business Day by the net investment factor for the Valuation Period.

The net investment factor for this Policy used to calculate the value of an Accumulation Unit in any Investment Division of the Separate Account for the Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

a) is the sum of:

1) the net asset value of a Fund share held in the Separate Account for that Investment Division determined at the end of the current Valuation Period; plus

2) the per share amount of any dividend or capital gain distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during the Valuation Period; and

b) is the net asset value of a Fund share held in the Separate Account for that Investment Division determined as of the end of the immediately preceding Valuation Period; and

c) is the daily Mortality and Expense Risk and Administrative Costs Charge and, if any, the daily rider charge, which is 1/365th* of the annual Mortality and Expense Risk and Administrative Costs Charge and any applicable rider charge shown respectively on the Policy Data Page and the applicable rider data page attached to this Policy.

* In a leap year, this calculation is based on 366 days.

The net investment factor may be greater or less than one. Therefore, the Accumulation Unit value may increase

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or decrease.

The net asset value of a Fund share held in the Separate Account reflects a fee paid to an investment advisor for investment advisory services provided.

5.8 Suspension Or Postponement Of Payments Or Transfers From The Separate Account

We reserve the right to suspend or postpone payments for a withdrawal or transfer for any period when:

(i) the New York Stock Exchange (NYSE) is closed for other than usual weekends and holidays; (ii) trading is restricted by the Securities and Exchange Commission (SEC); (iii) the SEC declares that an emergency exists; or (iv) the SEC, by order, permits us to delay payment.

SECTION SIX – TRANSFERS

6.1 Allowable Transfers

Transfers of Accumulation Value between Investment Divisions are subject to the restrictions described on the Policy Data Page.

SECTION SEVEN – WITHDRAWALS

7.1 Surrender Of This Policy

On any Business Day that occurs on or before the Annuity Commencement Date and after this Policy has an Accumulation Value, you may request a surrender of this Policy. Upon surrender, you will receive the Accumulation Value, less any Surrender Charge and any additional fees and charges that may apply

7.2 Partial Wthdrawals

Provided this Policy has sufficient Accumulation Value, you may request a Partial Withdrawal by submitting to us your request at least thirty (30) days before the Annuity Commencement Date. The Partial Withdrawal may be for a selected amount or a percentage of the Accumulation Value. The minimum amount you may withdraw is shown on the Policy Data Page. If we offer more than one Investment Division, you must specify the amount or percentage you wish to withdraw from among the Investment Divisions. However, if you do not specify the Investment Division(s) from which to make the withdrawal, wewill withdraw the money on a pro-rata basis from each Investment Division that holds Accumulation Value Partial Withdrawals from the Investment Divisions are made by deducting Accumulation Units. For an explanation of how we determine the number of Accumulation Units to deduct, please refer to Section 5.6.

We will assess a Surrender Charge, as shown on the Policy Data Page, except as provided in Sections 8.2 and 8.3. If your request for a Partial Withdrawal from any Investment Division is greater than the amount allocated to that Investment Division, we will pay you the entire value of that Investment Division, less any Surrender Charge that may apply.

A minimum Accumulation Value, as shown on the Policy Data Page, must remain in this Policy after a Partial Withdrawal. If a Partial Withdrawal would cause the total Accumulation Value of this Policy to fall below the required minimum, we may not process the Partial Withdrawal request.

7.3 Partial Withdrawal Or Surrender Payment

We will pay any Partial Withdrawal or surrender proceeds within seven (7) days after we receive all required information. We will determine the Partial Withdrawal or surrender value that we will pay on the date we receive all required information. However, we may defer payment of a Partial Withdrawal or surrender request from the Investment Divisions in accordance with Section 5.8 of this Policy.

SECTION EIGHT – CHARGES AND DEDUCTIONS

8.1 Fees And Charges

We will deduct the Separate Account mortality and expense risk and administrative costs charge from the Policy, as described on the Policy Data Page.

During the Surrender Charge period, we may deduct a Surrender Charge from the Accumulation Value. Surrender Charges are explained in Section 8.2 and on the Policy Data Page.

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If a rider is attached to this Policy, we will deduct any rider charge from the Policy, as described on the rider data page and in the rider.

8.2 Surrender Charges

During a Surrender Charge period, as set out in the Surrender Charge Schedule on the Policy Data Page, we may apply a Surrender Charge each time you make a Partial Withdrawal or when you surrender the Policy for its Accumulation Value. A Surrender Charge is a percentage, as shown on the Surrender Charge Schedule, of the Accumulation Value withdrawn or surrendered. The applicable percentage corresponds to the Policy Year in which you make a Partial Withdrawal or surrender the Policy. The amount that is subject to a Surrender Charge is the portion of the amount withdrawn or surrendered that exceeds the Annual Surrender Charge Free Amount. The Annual Surrender Charge Free Amount is described under “Surrender Charges — Annual Surrender Charge Free Amount(s)” section of the Policy Data Page. This Policy terminates upon surrender of the Policy. For a Partial Withdrawal, the Surrender Charge, if any, will be deducted from the remaining Accumulation Value, if sufficient, or from the amount withdrawn.

8.3 Waiver Of Surrender Charges

Surrender Charges will be waived:

a)	upon payment of a death benefit; or
b)

for any Required Minimum Distribution (RMD), as calculated by us, from the Accumulation Value of this Policy. However, if, in addition to any RMD withdrawals, other Partial Withdrawals are made from this Policy during the same Policy Year, all such withdrawals will be combined and a Surrender Charge will apply to that portion of the withdrawals that exceeds the greater of the calculated RMD amount and the Annual Surrender Charge Free Amount explained on the Policy Data Page; or

c)	on amounts placed under a life income payment option; or
d)	under conditions specified on the Policy Data Page or in any riders or endorsements attached to and made a part of this Policy; or
e)	if we terminate this Policy pursuant to Section 1.8.

8.4 State Premium Taxes

If we are required by state law to pay state premium taxes for the Policy, the amount of the state premium tax will be deducted from the Accumulation Value of the Policy on the earliest of:

a)	the date this Policy is surrendered; or
b)	the Annuity Commencement Date, before the Accumulation Value is placed under an Income Payment option; or
c)	the date we terminate this Policy pursuant to Section 1.8.

We will not deduct state premium taxes from the Accumulation Value if the Accumulation Value is paid as a death benefit.

SECTION NINE – DEATH BENEFITS

9.1 Death Of Annuitant Before The Annuity Commencement Date

Single Annuitant Policy: If this Policy is issued with one Annuitant, the Annuitant is not an Owner and the Annuitant dies before the Annuity Commencement Date, when we receive Proof of Death for the Annuitant, the Owner will become the Annuitant of this Policy. If this Policy is jointly owned, the first Owner named will become the Annuitant.

Joint Annuitant Policy: If this Policy is issued with joint Annuitants and an Annuitant who is not an Owner dies before the Annuity Commencement Date, an Owner who is not already an Annuitant may become the new joint Annuitant. Otherwise, this Policy will continue with only one Annuitant. If this Policy is issued with joint Owners, neither Owner is an Annuitant, and an Annuitant dies before the Annuity Commencement Date, the first named Owner may become the new joint Annuitant. Otherwise, this Policy will continue with only one Annuitant. If neither Annuitant is an Owner and both Annuitants die before the Annuity Commencement Date, then the Owner, or in the case of a jointly owned Policy, the first named Owner, will become the Annuitant and this Policy will continue with only one Annuitant.

If the Owner is not a natural person (or is a grantor trust for federal income tax purposes and one or more grantors are not a natural person), upon the death of the Annuitant, this Policy will end and we will pay any applicable death benefit according to Section 9.3.

If the Owner of the Policy is changed, this Policy will end upon the death of either an Annuitant or an Owner prior to the Annuity Commencement Date. See Section 2.3.

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9.2 Death Of Owner Before The Annuity Commencement Date

If you die before the Annuity Commencement Date, this Policy will end. If this Policy is jointly owned, this Policy will end upon the death of the Owner who dies first. We will pay any applicable death benefit to the Beneficiary according to Section 9.3. However, if your Spouse is designated as the sole primary Beneficiary under this Policy, he or she may choose to continue this Policy upon your death as the new Owner and, if applicable, the new Annuitant, subject to certain Qualified Plan limitations and other limitations described below and in Section 10.2. If your Spouse chooses to continue this Policy, we will not pay any death benefit proceeds as a consequence of your death. See Section 10.2 for Spousal Continuance.

If the Owner is a grantor trust for federal income tax purposes and all of the grantors are natural persons, upon the death of any grantor, this Policy will end and we will pay any applicable death benefit according to Section 9.3. If any of the grantors are not a natural person, this Policy will end upon the death of the Annuitant. If the Owner is not a natural person, see Section 9.1.

If the Owner of the Policy is changed, this Policy will end upon the death of either an Annuitant or an Owner prior to the Annuity Commencement Date. See Section 2.3.

9.3 Payment Of The Death Benefit Prior To The Annuity Commencement Date

The death benefit is payable as follows:

a) Prior to the seventh (7th) Policy Anniversary, the death benefit is an amount equal to the greatest of:

1) the Accumulation Value of this Policy; or

2) the Return of Premium Death Benefit; or

3) Any death benefit available under a rider attached to this Policy.

b) On and after the seventh (7th) Policy Anniversary the death benefit is an amount equal to the greatest of:

1) the Accumulation Value of this Policy; or

2) the Return of Premium Death Benefit; or

3) the Death Benefit Step-Up Value; or

4) Any death benefit available under a rider attached to this Policy.

The death benefit available under this Policy is not less than the minimum benefit required by law. The payment will be calculated as of the date we receive Proof of Death and claim information. If applicable, we will reduce the death benefit by the amount of any distributions that we made under this Policy subsequent to the date of death.

We must make full payment of the death benefit proceeds, that are not placed under a settlement alternative, within five (5) years after the date of death. However, we will promptly pay to a Beneficiary his or her share of any amount of the death benefit proceeds within seven (7) calendar days from the date we receive Proof of Death and claim information. If we do not pay to a Beneficiary his or her share of any amount of the death benefit proceeds within seven (7) calendar days from the date we receive Proof of Death and claim information then, beginning on the eighth (8th) calendar day, interest shall accrue on the unpaid amount until it is paid at the effective annual rate or rates for funds left on deposit. In determining the effective annual rate or rates we shall use the rate that is in effect on the date we receive Proof of Death and claim information. However, if we do not pay to a Beneficiary his or her share of any amount of the death benefit proceeds within thirty (30) calendar days from the latest of (a), (b), and (c) listed below, then beginning with the date that is thirty-one (31) calendar days from the latest of (a), (b), and (c) listed below to the date the claim is paid, additional interest shall accrue at a rate of 10% annually. Items (a), (b), and (c) are: (a) the date we receive Proof of Death and claim information; (b) the date NYLIAC receives sufficient information to determine its liability, the extent of the liability, and the appropriate payee legally entitled to the proceeds; and (c) the date that legal impediments to payment of proceeds that depend on the action of parties other than NYLIAC are resolved and sufficient evidence of the same is provided to NYLIAC. Legal impediments to payment include, but are not limited to (i) the establishment of guardianships and conservatorships; (ii) the appointment and qualification of trustees, executors, and administrators; and (iii) the submission of information required to satisfy any state and federal reporting requirements.

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We may defer payment of the death benefit in accordance with Section 5.8 of the Policy.

While you are living, you may choose, in a notice you sign that gives us the facts we need, to have all or part of the death benefit proceeds paid in a single sum or placed into a settlement alternative we may make available. If you do not designate a payment method for the death benefit proceeds, the Beneficiary (at the time of your death) may elect to receive either a single sum or have the death benefit proceeds placed into a settlement alternative we may make available. These settlement alternatives may accrue interest at rates we set. Payments under an elected income or guaranteed life income settlement alternative must be for the life of the Beneficiary or for a number of years that is not more than the life expectancy of the Beneficiary (as determined for federal tax purposes) at the time of your death. A settlement alternative election must be made and payments must begin within one year after your death. We may require proof of the Beneficiary’s date of birth before payments begin.

You may revoke a previous designation for death benefit payments only in a notice you sign that gives us the facts we need. However, the Beneficiary may not revoke or modify any designation you made regarding the payment method for the death benefit proceeds.

9.4 If No Beneficiary Survives You Or, If Applicable, The Annuitant, Prior To The Annuity Commencement Date

If this Policy ends prior to the Annuity Commencement Date, due to the death of the Owner or, if applicable, an Annuitant, as described in this Policy, and there are no living Beneficiaries for any amount payable, or if a Beneficiary for a stated share is not living, the right to this amount, or this share, will pass to the Owner as Beneficiary. If no Owner is living, the amount, or share, will pass to the Owner’s estate, unless you designated otherwise. If this Policy is jointly owned, and this Policy ends due to the death of an Owner, we will pay the surviving Owner as Beneficiary, unless you designated otherwise. We will pay the proceeds in a single sum.

If a Beneficiary dies at the same time as the Owner or, if applicable, the Annuitant, or within fifteen (15) days after death, but before we receive, from that Beneficiary, claim information and Proof of Death for the Owner or, if applicable, the Annuitant, we will pay any amount payable as though the Beneficiary died first.

9.5 Death Of Annuitant or Owner After The Annuity Commencement Date

After the Annuity Commencement Date, we will make Income Payments while an Annuitant is living. If the elected Income Payment option includes a guaranteed period of Income Payments and the Annuitant (the last surviving Annuitant for joint Annuitant policies) dies after the Annuity Commencement Date, but before the end of the guaranteed period, we will then make the Income Payments as death benefit proceeds to the Beneficiary, not the Payee, at the same scheduled frequency in effect on the date of the Annuitant’s (the last surviving Annuitant for joint Annuitant policies) death, for the remainder of the guaranteed period, even if the Payee is alive. If the Annuitant (the last surviving Annuitant for joint Annuitant policies) dies after the end of the guaranteed period, we will not pay anything to the Payee or any Beneficiary.

If this Policy has one Owner and the Owner dies after the Annuity Commencement Date, while an Annuitant is living, the Owner’s estate will become the Owner of this Policy unless you specified otherwise. We will continue to make Income Payments to the Payee while an Annuitant is living. If the Payee dies while an Annuitant is living, we will make Income Payments to the Annuitant(s) unless you specified otherwise.

If this Policy is jointly owned and one Owner dies after the Annuity Commencement Date, while an Annuitant is living, the surviving Owner will become the sole Owner and we will make Income Payments to the Payee while an Annuitant is living. If the last surviving Owner dies while an Annuitant is living, the last surviving Owner’s estate will become the new Owner, unless you specified otherwise. We will continue to make Income Payments to the Payee while an Annuitant is living. If the Payee dies while an Annuitant is living, we will make Income Payments to the Annuitant(s) unless you specified otherwise.

9.6 If No Beneficiary Survives The Annuitant After The Annuity Commencement Date

If, after the Annuity Commencement Date, a death benefit is payable and no Beneficiary is living when the Annuitant (the last surviving Annuitant for joint Annuitant policies) dies, unless you designated otherwise, we will pay you the death benefit in a single sum. If you are not living, then we will pay the present value of any remaining guaranteed Income Payments to your estate, unless you designated otherwise. The present value is determined by discounting the remaining guaranteed Income Payments using an interest rate equal to the rate used to determine those Income Payments at issue, and is always less than the total of those remaining guaranteed Income Payments. No amount will be payable to any Beneficiary after the guaranteed period of Income Payments ends.

If a Beneficiary dies at the same time as the Annuitant (the last surviving Annuitant for joint Annuitant policies), or

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within fifteen (15) days after death, but before we receive from that Beneficiary, claim information and Proof of Death for the Annuitant, we will pay any amount payable as though the Beneficiary died first.

9.7 Death Of A Beneficiary Who Is Receiving Income Payments

If a Beneficiary is receiving Income Payments under a payment option with a guaranteed period and the Beneficiary dies during the guaranteed period, we will pay any remaining guaranteed Income Payments to those Beneficiaries in the same class who are alive when an Income Payment becomes due. If the last surviving Beneficiary in a class receiving Income Payments dies, we will pay any remaining guaranteed Income Payments to those in the next class who are alive when an Income Payment becomes due, and so on.

If no Beneficiary for any amount payable, or for a stated share, is alive during the guaranteed period, we will pay the present value of any remaining guaranteed Income Payments to the estate of the Beneficiary who dies last. The present value is determined by discounting the remaining guaranteed Income Payments using an interest rate equal to the rate used to determine those Income Payments, and is always less than the total of those remaining guaranteed Income Payments. No amount will be payable to any Beneficiary after the end of the guaranteed period of Income Payments.

SECTION TEN – BENEFICIARY PROVISIONS

10.1 Designation Of A Beneficiary

You may name one or more Beneficiary(ies). You may classify multiple Beneficiaries as primary (or first class), contingent (or second class), and so on. If you name two or more Beneficiaries in a class, you may also state their shares in any payable death benefit proceeds. Any amount payable will be paid to any Beneficiary classified as primary who survives you. If no Beneficiary classified as primary survives you, payment will be made to any surviving Beneficiary in the next class, and so on. Those Beneficiaries who survive in the same class have an equal share in any amount payable to the extent possible, unless you have stated otherwise.

10.2 Spousal Continuance

If you die before the Annuity Commencement date and you have designated your Spouse as the sole primary Beneficiary under this Policy, he or she may elect in writing to continue this Policy upon your death as the new Owner, and, if applicable, a new Annuitant, subject to certain Qualified Plan limitations and the conditions specified below. Spousal continuance of this Policy does not apply if there was a change of ownership subsequent to the Policy Date, the Owner is not a natural person, or if this Policy is jointly owned by individuals who are not Spouses.

If this Policy is issued with one Owner and you die before the Annuity Commencement Date, your Spouse must be the sole primary Beneficiary to continue this Policy as the new Owner. If you were also an Annuitant, your Spouse, if not already a designated Annuitant, may also become an Annuitant.

If this Policy is issued with joint Spousal Owners and one Owner dies before the Annuity Commencement Date, you must have provided a designation of “Surviving Spouse” as the sole primary Beneficiary to allow the surviving Spouse to continue this Policy as the sole Owner. If the Owner who died was also an Annuitant, your Spouse, if not already an Annuitant, may also become an Annuitant.

If your surviving Spouse chooses to continue this Policy after your death, we will not pay any death benefit proceeds as a consequence of your death.

10.3 Changing A Beneficiary

During your lifetime, you may change a revocable Beneficiary by providing us with a notice you sign that gives us the facts we need. This change, unless otherwise specified by you, will take effect as of the date you signed the notice, subject to any payment we made or action we took before we received the notice. If you have designated an irrevocable Beneficiary, you may only change the Beneficiary with his or her signed consent. A Beneficiary who is not also the Owner may not change a Beneficiary designation.

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SECTION ELEVEN – INCOME PAYMENTS

11.1 Calculating Income Payments

Unless you otherwise instruct us, we will make Income Payments under the Life Income-Guaranteed Period option. Under the Life Income-Guaranteed Period option, we will make equal payments to the Payee each month during the lifetime of the Annuitant(s). Income Payments do not change and are guaranteed for a period of 10 years (120 monthly payments) even if an Annuitant dies sooner. Please refer to the applicable table in the Appendices for the minimum monthly purchase rates under this option.

We determine the monthly Income Payment amount on the Annuity Commencement Date by applying the total Accumulation Value of this Policy, less any state premium tax that may be payable, to the applicable Income Payment rate in effect on the Annuity Commencement Date. Application of state premium tax is explained in Section 8.4. Income Payment rates are based on the sex and adjusted Age of the Annuitant(s).

To find the adjusted Age in the year the first payment is due, we first set an Annuitant’s Age to be the lesser of Age 100 and his or her Age at the time of the first payment, and then adjust it according to the following table:

AGE ADJUSTMENT FOR YEAR INCOME PAYMENTS COMMENCE

Year of first payment	2019-2021	2022-2028	2029-2039	2040-2055	2056 & later
Subtract from Age at first payment	0	-1	-2	-3	-4

The monthly Income Payment amount will not be less than an amount that is based on the corresponding minimum monthly purchase rates shown in the applicable Life Income–Guaranteed Period Payment Tables provided in the Appendices. These minimum amounts are ten-year certain and life amounts based on the 2012 Individual Annuity Mortality (IAM) Period Table with Projection Scale G2 applied for fifteen years static and generationally thereafter, and with interest compounded each year at one percent (1.00%).

When requested, we will state in writing what the minimum amount of each monthly Income Payment would be under this provision.

Income Payments will not be less than those that would be provided to the same class of Annuitants if the Accumulation Value, less any applicable Surrender Charge, was used to purchase any single premium immediate annuity offered by NYLIAC on the Annuity Commencement Date.

If Income Payments are less than $20 a month on the Annuity Commencement Date, we will instead terminate this Policy and pay you the Accumulation Value in a single sum.

11.2 Commencement Of Income Payments

Before Income Payments begin we may require proof of an Annuitant’s birth date. Income Payments are scheduled to begin on the Annuity Commencement Date shown on the Policy Data Page, or as changed in accordance with Section 11.3, provided this Policy is in force on that date. Under the Life Income-Guaranteed Period option, we will make Income Payments to the Payee each month. Once Income Payments begin, the Income Payment option may not be changed. We may require proof of an Annuitant’s survival as a condition for Income Payments beyond the guaranteed period.

11.3 Change Of Annuity Commencement Date

If we agree, you may change the Annuity Commencement Date to an earlier date (but not prior to the first Policy Anniversary) or a later date. You must notify us in writing of any change at least one month before the Annuity Commencement Date.

11.4 Other Income Payment Options

If we agree, you may elect, on or before the Annuity Commencement Date, to have the Accumulation Value placed under another Income Payment option we may make available.

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APPENDICES

    APPENDIX 1

Single Life Table

Life Income - Guaranteed Period Payment Table Minimum Monthly Payment Guaranteed for 10 years per $1,000 of Proceeds
Adjusted Age	Male Annuitant	Female Annuitant
60	3.27	3.13
61	3.36	3.21
62	3.46	3.30
63	3.56	3.40
64	3.67	3.50
65	3.78	3.60
66	3.90	3.71
67	4.03	3.83
68	4.17	3.96
69	4.32	4.09
70	4.47	4.23
71	4.64	4.38
72	4.82	4.54
73	5.00	4.71
74	5.20	4.89
75	5.41	5.08
76	5.62	5.29
77	5.85	5.50
78	6.08	5.72
79	6.31	5.94
80	6.55	6.17
81	6.79	6.41
82	7.03	6.64
83	7.25	6.87
84	7.47	7.10
85	7.67	7.31
86	7.85	7.52
87	8.02	7.71
88	8.16	7.88
89	8.28	8.04
90	8.38	8.18
91	8.47	8.30
92	8.54	8.40
93	8.59	8.48
94	8.63	8.55
95	8.67	8.60
96	8.69	8.64
97	8.71	8.67
98	8.72	8.69
99	8.72	8.71
100	8.73	8.72

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APPENDIX 2

Joint Life Income - Guaranteed Period Payment Table

Minimum Monthly Payment Guaranteed for 10 years per $1,000 of Proceeds

Adjusted Age
Male Annuitant	Female Annuitant
	60	65	70	75	80	85	90	95	100

60	2.78	2.94	3.07	3.16	3.21	3.25	3.26	3.26	3.27

65	2.91	3.16	3.39	3.56	3.67	3.74	3.77	3.78	3.78

70	3.00	3.34	3.69	4.00	4.23	4.38	4.44	4.47	4.47

75	3.06	3.46	3.93	4.42	4.86	5.17	5.33	5.39	5.40

80	3.10	3.54	4.09	4.76	5.46	6.03	6.37	6.51	6.54

85	3.12	3.58	4.18	4.96	5.88	6.75	7.33	7.59	7.65

90	3.13	3.60	4.22	5.05	6.09	7.14	7.90	8.26	8.36

95	3.13	3.60	4.23	5.08	6.15	7.27	8.12	8.53	8.64

100	3.13	3.60	4.23	5.08	6.17	7.30	8.16	8.58	8.70

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APPENDIX 3

Joint Life Income - Guaranteed Period Payment Table

Minimum Monthly Payment Guaranteed for 10 years per $1,000 of Proceeds

Adjusted Age
Male Annuitant	Male Joint Annuitant
	60	65	70	75	80	85	90	95	100

60	2.83	2.99	3.10	3.18	3.23	3.25	3.26	3.27	3.27

65	2.99	3.23	3.45	3.60	3.70	3.75	3.77	3.78	3.78

70	3.10	3.45	3.79	4.08	4.29	4.41	4.46	4.47	4.47

75	3.18	3.60	4.08	4.57	4.98	5.24	5.36	5.40	5.40

80	3.23	3.70	4.29	4.98	5.67	6.18	6.44	6.53	6.55

85	3.25	3.75	4.41	5.24	6.18	6.99	7.46	7.62	7.66

90	3.26	3.77	4.46	5.36	6.44	7.46	8.08	8.31	8.37

95	3.27	3.78	4.47	5.40	6.53	7.62	8.31	8.59	8.65

100	3.27	3.78	4.47	5.40	6.55	7.66	8.37	8.65	8.71

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APPENDIX 4

Joint Life Income - Guaranteed Period Payment Table

Minimum Monthly Payment Guaranteed for 10 years per $1,000 of Proceeds

Adjusted Age
Female Annuitant	Female Joint Annuitant
	60	65	70	75	80	85	90	95	100

60	2.73	2.87	2.98	3.05	3.09	3.11	3.12	3.13	3.13

65	2.87	3.10	3.29	3.43	3.52	3.57	3.59	3.60	3.60

70	2.98	3.29	3.60	3.86	4.05	4.16	4.21	4.23	4.23

75	3.05	3.43	3.86	4.29	4.66	4.91	5.03	5.07	5.08

80	3.09	3.52	4.05	4.66	5.28	5.76	6.03	6.14	6.17

85	3.11	3.57	4.16	4.91	5.76	6.53	7.03	7.24	7.30

90	3.12	3.59	4.21	5.03	6.03	7.03	7.74	8.07	8.15

95	3.13	3.60	4.23	5.07	6.14	7.24	8.07	8.47	8.57

100	3.13	3.60	4.23	5.08	6.17	7.30	8.15	8.57	8.69

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New York Life Insurance and Annuity Corporation (NYLIAC)

(A Delaware Corporation)

Home Office	Executive Office
[200 Continental Drive Suite 306	[51 Madison Avenue
Newark, DE 19713]	New York, NY 10010]

Individual Modified Single Premium Deferred Variable Annuity With A Guaranteed Minimum Death Benefit

THE POLICY VALUES AND BENEFITS PROVIDED BY THIS POLICY, WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT, ARE VARIABLE AND MAY INCREASE OR DECREASE AND ARE NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT.

This Policy is non-participating. Therefore, no dividends are payable.

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